C. Submission of matters to a vote of security holders

FAIF had such a vote on October 31, 1997. For results of the meeting refer to the First American Investment Funds, Inc. annual report dated September 30, 1997 on page 141. The meeting was to vote on a proposal to approve an agreement and plan of reorganization for the Asset Allocation Fund.